Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three-Month Periods Ended

March 31, 2024 and 2023

Expressed in US Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Jason Kosec" (signed)	"Andrée St-Germain" (signed)
Jason Kosec, Chief Executive Officer	Andrée St-Germain, Chief Financial Officer

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three-Month Periods Ended

March 31, 2024 and 2023

________________________________________________________________________________

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in US Dollars)

	March 31, 2024	December 31, 2023
Assets

Current Assets
Cash and cash equivalents (Note 5)	$16,662,311	$8,815,290
Receivables and prepaid expenses (Note 6 and Note 14)	5,789,888	1,052,167
Total Current Assets	22,452,199	9,867,457

Long-Term Deposits	73,016	73,439
Restricted Cash	61,849	61,989
Lease Receivable (Note 6)	147,083	164,338
Property, Plant and Equipment (Note 7)	2,062,513	2,198,927
Right-of-Use Assets (Note 8)	808,207	824,764
Exploration and Evaluation Assets (Note 9)	59,495,204	68,402,183
Deferred Transaction Costs - Convertible Debt (Note 13)	826,689	795,890
Total Assets	$85,926,760	$82,388,987

Liabilities

Current Liabilities
Trade and other payables (Note 12)	$2,764,854	$3,315,646
Current lease liability (Note 8)	380,533	361,877
Current equipment financing liability	97,059	135,664
Convertible debt facility - liability component (Note 13)	10,462,354	10,027,732
Convertible debt facility - derivative component (Note 13)	134,000	616,000
Current reclamation and remediation liability (Note 15)	1,056,006	1,056,006
Due to related parties (Note 11)	238,256	1,158,454
Total Current Liabilities	15,133,062	16,671,379

Long-Term Lease Liability (Note 8)	672,943	718,489
Long-Term Equipment Financing Liability	24,424	42,398
Reclamation and Remediation Liability (Note 15)	22,546,225	24,436,475
Total Liabilities	38,376,654	41,868,741

Shareholders' Equity

Share Capital (Note 16)	184,709,898	176,941,597
Reserves (Note 16)	9,257,274	8,853,808
Accumulated Other Comprehensive Income	8,173,010	3,820,340
Accumulated Deficit	(154,590,076)	(149,095,499)
Total Equity	47,550,106	40,520,246
Total Liabilities and Equity	$85,926,760	$82,388,987

Commitments (Note 14)

These consolidated financial statements were authorized for issue by the Board of Directors on May 14, 2024. They are signed on the Company's behalf by:

"Stephen de Jong" , Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in US Dollars)

	Three-Month Period Ended March 31,
	2024	2023
Operating Expenses

General and Administrative Expenses
Depreciation - property, plant and equipment (Note 7)	$(152,183)	$(140,383)
Depreciation - right-of-use assets (Note 8)	(88,807)	(91,743)
Compensation and benefits	(630,858)	(487,006)
Corporate development and marketing	(142,851)	(88,055)
Office administration expenses	(175,958)	(150,261)
Professional fees	(185,920)	(117,045)
Regulatory fees	(66,079)	(59,954)
Stock-based compensation (Note 16)	(443,750)	(287,940)
Total General and Administration Expenses	(1,886,406)	(1,422,387)
Exploration and Evaluation Expenses (Note 9)	(3,309,413)	(5,385,055)
Operating Loss	(5,195,819)	(6,807,442)

Other Income (Expense)

Interest income	82,934	121,730
Rent income - sublease (Note 8)	40,168	28,095
Interest expenses - leases	(24,570)	(21,737)
Interest expenses - equipment financing	(2,655)	(6,391)
Interest expense - convertible debt (Note 13)	(261,398)	(223,525)
Accretion expense - convertible debt (Note 13)	(173,224)	(129,856)
Accretion expenses - reclamation (Note 15)	(255,787)	(251,021)
Change in fair value of derivatives (Note 13)	482,000	626,289
Gain on equipment sold	61,570	-
Foreign exchange income (loss)	(247,796)	20,627
Total Other Income (Expense)	(298,758)	164,211

Net Loss	(5,494,577)	(6,643,231)

Other Comprehensive Income (Loss)

Items that will not be reclassified to profit or loss in subsequent periods:
Foreign exchange translation	4,352,670	(117,567)
Presentation currency translation difference	(4,308,758)	101,668
Other Comprehensive Income (Loss)	43,912	(15,899)
Comprehensive Loss	$(5,450,665)	$(6,659,130)

Net Loss Per Share - basic and diluted	$(0.08)	$(0.19)
Weighted Average Number of Shares (000's) - basic and diluted (000's)	73,135	31,905

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
					Accumulated
			Equity		Other
	Number of		Incentive		Comprehensive
	Shares *	Amount	Awards	Warrants	Income (Loss)	Deficit	Total
Balance at December 31, 2022	31,905,476	$125,079,150	$7,639,768	$724,874	$7,958,603	$(120,079,230)	$21,323,165
Share-based-payments - equity incentive awards	-	-	287,940	-	-	-	287,940
Presentation currency translation difference	-	101,668	-	-	-	-	101,668
Other comprehensive loss	-	-	-	-	(117,567)	-	(117,567)
Net loss	-	-	-	-	-	(6,643,231)	(6,643,231)
Balance at March 31, 2023	31,905,476	$125,180,818	$7,927,708	$724,874	$7,841,036	$(126,722,461)	$14,951,975

Balance at December 31, 2023	68,871,437	$176,941,597	$8,084,304	$769,504	$3,820,340	$(149,095,499)	$40,520,246
Shares issued for cash - financing (Note 16)	16,611,750	11,097,517	-	-	-	-	11,097,517
Shares issued - property acquisition (Note 9)	2,959,769	2,100,000	-	-	-	-	2,100,000
Share issue cost - cash	-	(1,149,124)	-	-	-	-	(1,149,124)
Share-based-payments - equity incentive awards	-	-	443,750	-	-	-	443,750
RSU vested - share issuance	15,746	28,666	(32,558)	-	-	-	(3,892)
RSU vested - cash redemption	-	-	(7,726)	-	-	-	(7,726)
Presentation currency translation difference	-	(4,308,758)	-	-	-	-	(4,308,758)
Other comprehensive income	-	-	-	-	4,352,670	-	4,352,670
Net loss	-	-	-	-	-	(5,494,577)	(5,494,577)
Balance at March 31, 2024	88,458,702	$184,709,898	$8,487,770	$769,504	$8,173,010	$(154,590,076)	$47,550,106

_________________________________________________________________________________________________________________________________

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
 (Expressed in US Dollars)

	Three-Month Periods Ended March 31,
	2024	2023
Operations

Net loss	$(5,494,577)	$(6,643,231)

Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - property, plant and equipment (Note 7)	152,183	140,383
Depreciation - right-of-use assets (Note 8)	88,807	91,743
Lease interest expenses (Note 8)	24,570	21,737
Convertible debt facility - accretion (Note 13)	173,224	129,856
Deferred transaction costs - convertible debt (Note 13)	(30,799)	(58,388)
Convertible debt facility - interest (Note 13)	261,398	223,525
Change in fair value of derivatives (Note 13)	(482,000)	(625,000)
Reclamation accretion expenses (Note 15)	255,787	251,021
Reclamation expenditures (Note 15)	(299,609)	(244,765)
Unrealized foreign exchange (income) loss	(63,361)	(14,850)
Share-based payment (Note 16)	443,750	287,940
Net changes in non-cash working capital items:
Receivables, prepaid expenses, and other assets	113,579	(273,338)
Lease receivables	17,255	-
Lease liabilities	20,362	2,659
Trade and other payables	(1,083,043)	482,333
Due to related parties	(920,202)	153,547
Cash flow used in operating activities	(6,822,676)	(6,074,828)
Investing
Additions to property, plant and equipment	(33,394)	(80,309)
Proceeds from sale of equipment	61,570	-
Long-term investments	(286)	(177)
Deferred transaction costs - merger	-	(160,978)
Property acquisition costs - merger (Notes 9 and 10)	(47,691)	-
Property acquisition costs - other (Notes 9 and 14)	(371,204)	(73,800)
Sale of NSR royalty (Note 14)	4,875,000	-
Cash flow provided by (used in) investing activities	4,483,995	(315,264)
Financing
Issuance of common shares - financing (Note 16)	11,097,517	-
Issuance of common shares - cash received from exercise of	(11,618)	-
options and used in RSU redemption (Note 16)
Share issue costs	(767,023)	(65,000)
Lease principal payments and adjustments (Note 8)	(120,507)	(89,674)
Equipment financing principal payments	(56,579)	(52,843)
Convertible debt facility - transaction costs	-	52,408
Deferred share issue costs - financing	-	(493,943)
Cash flow provided by (used in) financing activities	10,141,790	(649,052)
Effect of exchange rate changes on cash and cash equivalents	43,912	-
Increase (decrease) in cash and cash equivalents	7,847,021	(7,039,144)
Cash and cash equivalents at beginning of period	8,815,290	15,919,518
Cash and cash equivalents at end of period	$16,662,311	$8,880,374

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company") was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.  The Company acquired Millennial Precious Metals Corp ("Millennial" or "MPM") on May 4, 2023 (see Note 10).

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project (comprised of the DeLamar and Florida Mountain deposits) located in southwestern Idaho and the Nevada North Project (comprised of the Wildcat and Mountain View deposits) located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier high margin gold and silver producer.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020.

The Company's warrants trade on the TSX Venture under the symbol MPM.WT and ITR.WT.

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, deferred share units, and warrants. As required by IFRS (as defined below), all references to share capital, common shares outstanding and per share amounts in these unaudited interim condensed consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the Consolidation.

2. BASIS OF PREPARATION

2.1 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee .

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on May 14, 2024.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

2.  BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2023 audited consolidated annual financial statements, except for the new pronouncements and accounting policy change, adopted in Q1 2024 (see 2.3 New Accounting Pronouncements and Accounting Policy Change section).

Basis of Consolidation

  These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., DeLamar Mining Company, Millennial Precious Metals Corp., Millennial Silver Corp., Millennial Silver Nevada Inc., Millennial NV LLC, Millennial Red Canyon LLC, Millennial Development LLC, and Millennial Arizona LLC.  All intercompany balances and transactions are eliminated upon consolidation.

    Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity controlled by the Company. The functional currency of the Canadian parent company and all its Canadian subsidiaries is the Canadian dollar ("CAD").  The functional currency of all Company's US subsidiaries is the US dollar ("USD").

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. No changes were made to the Company's functional currencies, per the management's assessment based on the IAS 21 recommendations, which has been performed on a quarterly basis.

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial  position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income (loss), with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income (loss) as part of the gain or loss on sale.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

2.  BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

Foreign Currency Translation (continued)

The operating results and statements of financial position of the parent company and its Canadian subsidiary which have the Canadian dollar as a functional currency have been translated into US dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position; Share capital amounts are translated at the same rate, except for common shares issuance in USD dollars and resulting differences are reported in the "presentation currency translation difference" line in the consolidated statements of changes in equity;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets; Reserve items are also translated at the average exchange rates.

iii) All resulting translation differences are recognized in other comprehensive income (loss).

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

2.3 New Accounting Pronouncements and Accounting Policy Change

Certain pronouncements were issued by IASB that are mandatory for accounting periods on or after January 1, 2024. Integra adopted the following amendments in Q1 2024:

IFRS 7 Financial Instruments: Disclosures and IAS 7 Statement of Cash Flows (Amendments)

In May 2023, IASB issued disclosure-only amendments to IFRS 7 Financial Instruments and IAS 7 Statement of Cash Flows, which were incorporated into Part I of the CPA Canada Handbook - Accounting in August 2023.

The amendments require entities to disclose sufficient information necessary for users of financial statements to understand the effect of supplier finance arrangements on an entity's liabilities and cash flows, as well as on its liquidity risk and risk management.

The amendments are effective for annual periods beginning on or after January 1, 2024. Even though Integra has some supplier finance arrangements that are subject to this new guidance ("equipment financing"), these new disclosure requirements have no impact on Integra's financial statements, as those arrangements are not material.

IFRS 16 Leases (Amendments)

In September 2022, IASB issued amendments to IFRS 16 Leases to add subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The Amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in December 2022.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

2.  BASIS OF PREPARATION (continued)

2.3 New Accounting Pronouncements and Accounting Policy Change (continued)

IFRS 16 Leases (Amendments) (continued)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of gain or loss that relates to the right of use it retains. The IASB has not prescribed a particular method for measuring the lease liability. A seller-lessee must apply the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The amendments are effective for annual periods beginning on or after January 1, 2024 and have no impact on Integra's financial statements.

IAS 1 Presentation of Financial Statements (Amendments)

In October 2022, IASB issued amendments to IAS 1 which were incorporated into Part I of the CPA Canada Handbook - Accounting in December 2022.

The amendments require an entity to disclose, in specific circumstances, information in the notes that enables financial statement user to understand the risk that non-current liabilities with covenants could become repayable within 12 months after the reporting period. As part of the amendments, a provision was added to clarify that only covenants that an entity must comply with on or before the reporting date would affect a liability's classification as current or non-current, even if compliance with the covenant is only assessed after the entity's reporting date. Covenants which an entity must comply with after the reporting date would not affect classification of a liability as current or non-current at the reporting date. An entity that applies these amendments early is also required to apply the January 2020 amendments at the same time, and vice versa.

The amendments are effective for annual periods beginning on or after January 1, 2024. Integra has already addressed these requirements when the Company adopted these amendments in 2022, as a result these new amendments have no impact on Integra's financial statements in the current quarter.

Share Capital Accounting Policy Change

The Company changed its share capital accounting policy in Q1 2024.

According to the previous share capital accounting policy, in the event that the Company issued units (common shares and warrants) as part of financing, the fair value of the warrants was determined using the Black-Scholes pricing model, and the remaining value was assigned to the common shares.

The Company decided to change that policy, to simplify the warrants' valuation process. According to the new policy, the Company first allocates proceeds to the issued common shares based on the fair value of the common shares at the time the units are priced. Any residual value is allocated to the issued warrants.

This change has no impact on Integra’s prior period financial statements, as the Company has not issued warrants as part of unit financing prior to the March 2024 financing.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

2.  BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

There have been material revisions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2023 in the current period, related to the following:

Accounting Treatment of the Rich Gulch Acquisition

The assessment of whether acquisitions are considered business combinations or asset acquisitions requires management judgement, the outcome of which may result in different accounting treatments.

The Company completed an analysis to determine whether the set of activities and assets acquired in the Rich Gulch LLC acquisition meet the definition of a business under IFRS 3.  The Company concluded that the acquisition of the Rich Gulch LLC does not meet the definition of a business and therefore is accounted for as an asset acquisition (see Note 9).

Accounting Treatment of the Wheaton Precious Metals ("Wheaton") Net Smelter Return Royalty ("NSR Royalty")

Integra Resources Corp. sold an NSR Royalty to Wheaton in March 2024. The accounting treatment requires significant judgment and the Company considered available IFRS guidance and existing practice within the mining industry.

Management concluded that this sale should be treated as a partial disposal of an existing asset in its nature (see Note 14).

3.  CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company classified the convertible debt liability as a current liability, in accordance with the IAS 1 Amendments even though the maturity of the loan is in 2025. This classification meaningfully impacts the Company's working capital.

The Company's working capital, including the convertible debt liability as of March 31, 2024 was $7,319,137 (December 31, 2023 - working capital deficit $6,803,922). The Company's working capital, excluding the convertible debt liability as of March 31, 2024 was $17,915,491 (December 31, 2023 - working capital $3,839,810).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

3.  CAPITAL MANAGEMENT (continued)

The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.

There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of options, convertible debt facility, the sale of equity capital of the Company, the sale of a metal stream, the sale of a royalty or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

The Company secured additional funds in the current period by selling a royalty on the DeLamar Project and by completing a bought deal public equity offering.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three-month period ended March 31, 2024.

4.  FINANCIAL INSTRUMENTS

All financial instruments are measured and reported according to the Company's accounting policy.

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment
Lease receivable	Amortized cost, less any impairment

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

4.  FINANCIAL INSTRUMENTS (continued)

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - liability component	Other financial liabilities, measured at amortized cost
Convertible debt facility - derivative component	FVTPL
Equipment financing liability	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at March 31, 2024 and December 31, 2023:

	Level	March 31, 2024	December 31, 2023
FINANCIAL ASSETS:
Cash and cash equivalents	1	$16,662,311	$8,815,290

	Level	March 31, 2024	December 31, 2023
FINANCIAL LIABILITIES:
Convertible debt facility - derivative component	3	$134,000	$616,000

Fair value estimates of all financial instruments are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates.  The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and other financial institutions, and therefore the risk of loss is minimal.

b. Receivables, restricted cash, and lease receivable - these financial assets are material. Management analyzed all relevant factors (cash position and credit history of the parties involved) and considers the risk of loss minimal.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

4.  FINANCIAL INSTRUMENTS (continued)

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and current high inflationary environment. Management considers this risk immaterial.

b. Share Price Risk

At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

c. Foreign Exchange Risk

The Company's expenditures incurred in the US dollars and its convertible debt facility (denominated in the US dollars) are exposed to currency fluctuations. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds a portion of its cash and short-term investments in USD (see Note 5). No formal hedging arrangements are in place.

During the three-month period ended March 31, 2024, the Company recognized a net foreign exchange loss of $247,796. Based on the Company's net foreign currency exposure at March 31, 2024, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At March 31, 2024	Possible exposure*	Impact on net loss
US dollar	+/-5%	$ 551,177 / $(551,177)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

5. CASH AND CASH EQUIVALENTS

The balance at March 31, 2024 consists of $8,942,966 in cash and $7,719,345 held in short-term investments (December 31, 2023 - $2,755,497 in cash and $6,059,793 in short-term investments) on deposit with major Canadian and US banks and other financial institutions.  Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 5.00% and 5.15%. As of March 31, 2024, the Company held approximately 40% (December 31, 2023 - 25%) of its cash and short-term investments in US dollars.

6. RECEIVABLES, PREPAID EXPENSES, AND LEASE RECEIVABLE

Receivables and Prepaid Expenses

Receivables and Prepaid Expenses As at	March 31, 2024	December 31, 2023
Receivables	$5,025,451	$153,512
Prepaid expenses	764,437	898,655
Total Receivables and Prepaid Expenses	$5,789,888	$1,052,167

Lease Receivable	March 31, 2024	December 31, 2023
Lease receivable - opening balance	$164,338	$208,701
Principal payments	(17,255)	(44,363)
Total Lease Receivable	$147,083	$164,338

Receivables of $5.0 million include the second installment of the Wheaton NSR Royalty purchase (see Note 14).  The second installment of $4.875 million is expected to be received in early July 2024, subject to customary conditions.

The Company's lease receivable is related to the long-term sublease of one of the Company's Nevada warehouses, reported in the non-current asset section of the consolidated statements of financial position. Total lease interest income related to this sublease in the current period was $3,184 (March 31, 2023 - $Nil), reported in the consolidated statement of operations and comprehensive loss, under the "interest income".

At March 31, 2024 and December 31, 2023, the Company anticipates full recovery or full utilization of its receivables, prepaid expenses, and lease receivable and therefore no impairment has been recorded against these amounts. The Company holds no collateral for any receivable amounts outstanding as at March 31, 2024 and December 31, 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2022	239,863	42,505	295,685	1,458,936	1,683,143	3,720,132
Additions (adjustments)	34,083	-	110,090	33,524	121,561	299,258
Additions - merger (Note 10)	-	11,252	119,513	58,947	74,663	264,375
Translation difference	1,575	890	-	3,930	-	6,395
Balance at December 31, 2023	275,521	54,647	525,288	1,555,337	1,879,367	4,290,160
Additions (adjustments)	-	-	103	(75,577)	47,298	(28,176)
Translation difference	(1,604)	(905)	-	(1,296)	-	(3,805)
Balance at March 31, 2024	$273,917	$53,742	$525,391	$1,478,464	$1,926,665	$4,258,179

Accumulated Depreciation
Balance at December 31, 2022	(210,202)	(37,804)	(138,687)	(263,943)	(853,009)	(1,503,645)
Depreciation	(27,654)	(3,855)	(104,711)	(131,660)	(317,286)	(585,166)
Translation difference	(1,398)	(792)	-	(232)	-	(2,422)
Balance at December 31, 2023	(239,254)	(42,451)	(243,398)	(395,835)	(1,170,295)	(2,091,233)
Depreciation	(5,870)	(769)	(8,272)	(14,788)	(77,407)	(107,106)
Translation difference	1,539	849	-	285	-	2,673
Balance at March 31, 2024	$(243,585)	$(42,371)	$(251,670)	$(410,338)	$(1,247,702)	$(2,195,666)

Carrying amounts

December 31, 2022	$29,661	$4,701	$156,998	$1,194,993	$830,134	$2,216,487
December 31, 2023	$36,267	$12,196	$281,890	$1,159,502	$709,072	$2,198,927
March 31, 2024	$30,332	$11,371	$273,721	$1,068,126	$678,963	$2,062,513

8. LEASES - OPERATING LEASES, RIGHT-OF-USE ASSETS, AND LEASE LIABILITIES

Right-of-Use Assets ("ROU")

Integra amended its head office lease agreement on December 15, 2023, reducing the lease space and extending the lease term to February 28, 2029. This amendment has been accounted for as a lease modification under IFRS 16. Lease liability was remeasured at the modification date, to reflect revised discounted payments, and corresponding adjustments were made to the carrying amount of the ROU asset.

DeLamar renewed its Boise office lease agreement on March 1, 2024, extending the lease term from July 31, 2024 to July 30, 2025. This exercise of renewal option from the original agreement has been accounted for as change of estimate of lease liabilities under IFRS 16.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

8. LEASES - OPERATING LEASES, RIGHT-OF-USE ASSETS, AND LEASE LIABILITIES (continued)

A summary of the changes in ROU assets for the three-month period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

Right-of-Use Assets	Vancouver Head Office	Vehicles	Equipment	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2022	592,097	111,548	-	120,378	-	824,023
Additions (change of estimate and	(24,148)	52,928	-	24,850	-	53,630
lease modification)
Additions - merger (Note 10)	-	-	-	-	377,071	377,071
Depreciation	(119,279)	(110,937)	-	(102,598)	(111,383)	(444,197)
Translation differences	14,237	-	-	-	-	14,237
Balance, December 31, 2023	462,907	53,539	-	42,630	265,688	824,764
Additions (change of estimate)	-	-	-	81,754		81,754
Depreciation	(21,863)	(14,959)	-	(24,512)	(25,908)	(87,242)
Translation differences	(11,069)	-	-	-	-	(11,069)
Balance, March 31, 2024	$429,975	$38,580	$-	$99,872	$239,780	$808,207

Lease Liabilities

A summary of the changes in lease liabilities for the three-month period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

Lease Liabilities	Vancouver Head Office	Vehicles	Equipment	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2022	608,924	109,445	-	135,952	-	854,321
Additions (change of estimate and	(42,948)	52,928	-	103,529	-	113,509
lease modification)
Additions (merger) (Note 10)	-	-	-	-	542,293	542,293
Payments - principal portion	(57,996)	(106,252)	-	(194,730)	(87,823)	(446,801)
Adjustments	-	678	-	-	1,725	2,403
Translation differences	14,641	-	-	-	-	14,641)
Balance, December 31, 2023	522,621	56,799	-	44,751	456,195	1,080,366
Additions (change of estimate)	-	-	-	106,114	-	106,114
Payments - principal portion	(17,866)	(13,956)	-	(24,580)	(39,044)	(95,446)
Adjustments	-	(272)	-	(26,514)	1,725	(25,061)
Translation differences	(12,497)	-	-	-	-	(12,497)
Balance, March 31, 2024	$492,258	$42,571	$-	$99,771	$418,876	$1,053,476

The applied interest rates in these leases ranged between 6.34% and 10.00%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

8. LEASES - OPERATING LEASES, RIGHT-OF-USE ASSETS, AND LEASE LIABILITIES (continued)

Carrying lease liabilities amounts are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities
Balance, December 31, 2023	361,877	718,489	1,080,366
Balance, March 31, 2024	$380,533	$672,943	$1,053,476

The Company subleases on a short-term basis a portion of its Vancouver head office to four companies for a rent income of $40,168, in the three-month period ended March 31, 2024 (March 31, 2023 - $28,095).  The total rent income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease". The lease receivable related to the sublease of one of the Company's Nevada warehouses, is reported in the consolidated statements of financial position (see Note 6).

9. EXPLORATION AND EVALUATION ASSETS

DeLamar Project

The DeLamar Project comprises of the DeLamar and Florida Mountain deposits.

DeLamar Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3.7mm on the closing date. The Company paid $2.4mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019.  In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019.

As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

The DeLamar Deposit is subject to multiple royalties (see Note 14 for details).

Florida Mountain Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2.0mm in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6mm at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4mm at closing.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Florida Mountain Deposit (continued)

On March 8, 2024, Integra completed the acquisition of Rich Gulch, LLC, acquiring seventeen patented claims located adjacent to the Florida Mountain Deposit. The Company acquired all of the interest in Rich Gulch LLC in exchange for $2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of Integra. Subsequent to the acquisition, Rich Gulch LLC was liquidated, and the land titles were transferred to DeLamar Mining Company. This transaction was accounted for as an asset acquisition, as per management's assessment under IFRS 3.

Nevada North Project (Wildcat, Mountain View), Marr, Ocelot, Eden and Dune Properties

On December 11, 2020, Millennial (which was acquired by Integra on May 4, 2023) entered into a definitive agreement with a subsidiary of Waterton Global Resource Management ("Waterton") pursuant to which Millennial acquired Waterton's interest in Nevada North Project (Wildcat and Mountain View deposits), Marr, Ocelot, Eden and Dune properties located in Nevada ("the Nevada Properties"). The agreement was subsequently amended on May 25, 2022.

The Nevada Properties are subject to multiple royalties (see Note 14 for details). Franco-Nevada Corporation ("Franco-Nevada") acquired the Waterton royalties in June 2023.

The Company paid the final land purchase payment of $2.5 million in June 2023.

Red Canyon Property

On October 30, 2020, Millennial Red Canyon LLC ("Millennial Red Canyon"), a wholly owned subsidiary of Integra, entered into an agreement, pursuant to which Red Canyon Corporation will lease to Millennial Red Canyon, and grant Millennial Red Canyon the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in, 254 unpatented lode mining claims located in Eureka County, Nevada. The agreement was subsequently amended on January 4, 2024, and 94 new claims were added to the agreement for a new total of 348 claims.

.

Under the terms of the agreement, Millennial Red Canyon will have an option to acquire a 100% undivided interest in the Red Canyon Property by completing the following:

• Total advance cash payments of $475,000 ("Red Canyon Advance Payments") to Red Canyon Corporation payable as follows:

o $25,000 due on signing of the agreement - October 30, 2020 (paid);

o $25,000 due on or prior to 6 months from October 30, 2020 (paid);

o $50,000 due on or prior to the first anniversary (paid);

o $75,000 due on or prior to the second anniversary (paid);

o $100,000 due on or prior to the third anniversary (paid);

o $100,000 due in 2024 within 30 days after an equity financing; (paid) and

o $100,000 due in 2025 within 30 days after an equity financing.

• Reimburse $44,970 due for federal annual mining claim maintenance (paid);

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Red Canyon Property (continued)

• On or before the 6th anniversary, Millennial Red Canyon shall pay Red Canyon Corporation $2,000,000 less aggregate amount of the 2020 to 2024 Red Canyon Advance Payments paid by Millennial Red Canyon.

• Issuing common shares to Red Canyon Corporation as follows:

o On or prior to the completion of Millennial's going public transaction by way of reverse take-over ("RTO"), issuing an amount of common shares to ensure Red Canyon owns 2% of the outstanding common shares immediately following completion of the RTO (issued);

o 1,000,000 common shares on or prior to the first anniversary (issued);

o 1,000,000 common shares on or prior to the second anniversary (issued); and

o 1,000,000 common shares on or prior to the third anniversary (issued).

• Millennial Red Canyon to spend an aggregate $1,500,000 in exploration expenditures as follows:

o $500,000 on or prior to the second anniversary (incurred);

o $500,000 on or prior to the third anniversary (incurred); and

o $500,000 on or prior to the fourth anniversary (incurred).

Please refer to Note 14 for details on royalty commitments.

Cerro Colorado District

On July 26, 2021 (the "Effective Date") Millennial Arizona LLC ("Millennial Arizona"), a wholly-owned subsidiary of Integra, entered into an agreement with Tri Minerals Holdings Corp. ("Tri Minerals"), to grant Millennial Arizona the sole and exclusive right to acquire from Tri Minerals a 100% undivided legal and beneficial interest in and to the Silver Hill, Mina del Tajo-west, La Colorada, Nuevo Colorado, Waterman, and Cyanide projects situated in the Cerro Colorado Mining District in Pima County, Arizona (together the "Arizona Properties").  The agreement was subsequently amended on February 20, 2024.

Pursuant to the terms of the agreement, Tri Minerals will lease the Arizona Properties to Millennial Arizona (the "Arizona Lease") through December 31, 2026 and grant Integra the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in and to the Arizona Properties (the "Arizona Option"), subject to the following advance payments (the "Arizona Advance Payments"):

o $25,000 on the date that the letter of intent was executed by the Parties (the "Initial Payment"). (paid);

o $25,000 on or prior to the earlier of (i) the date that initial operations permits are received in respect of any of the Properties and (ii) the date that is six months after the Effective Date (the "Subsequent Payment") (paid);

o $50,000 on or prior to the 1st anniversary of the Effective Date (the "First Anniversary Payment') (paid);

o $200,000 on or before the 2nd anniversary of the Effective Date (the "Second Anniversary Payment') (paid);

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Cerro Colorado District (continued)

o $25,000 on or prior to February 29, 2024 (first instalment of the Lease Extension Payment) (paid);

o $75,000 on or prior to July 26, 2024 (second instalment of the Lease Extension Payment); and,

o $100,000 on or prior to July 26, 2025 (third instalment of the Lease Extension Payment).

Option Exercise Payment: On or before the termination of the Lease, but no later than December 31, 2026, Millennial Arizona may exercise the Arizona Option and, in such event, shall pay Tri Minerals $2,500,000, less the aggregate amount of the Arizona Advance Payments paid by Millennial Arizona to Tri Minerals.

Work Commitment: During the Term and provided all necessary State of Arizona (ASLD), BLM approvals, as appropriate, for exploration activities (including drilling) on the Arizona Properties have been obtained, Millennial Arizona shall conduct exploration activities in accordance with all permit requirements and shall incur exploration expenditures on the Arizona Properties as follows:

o A minimum of $1,500,000 in exploration expenditures on or prior to the fifth anniversary of the Effective Date ($633,247 has been incurred to date and $866,753 remains outstanding).

Please refer to Note 14 for details on royalty commitments.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), now a wholly owned subsidiary of Gold Royalty Corp. to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Under the option agreement, Integra paid Nevada Select $200,000 over a period of four years in annual payments.

Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Gold Royalty Corp.

Integra made the final option payment of $70,000 in December 2022. The State Lease is subject to an underlying 5.0% net smelter royalty payable to the State of Idaho. In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019. Certain claims are IDL leases.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Assets Summary:

	Idaho Properties	Nevada & Arizona Properties	Total
Balance at December 31, 2022	$40,801,924	$-	$40,801,924
Land acquisitions/option payments (cash)	39,000	2,800,000	2,839,000
Millennial acquisition (Note 10)	-	24,523,830	24,523,830
Legal fees	93,882	12,014	105,896
Reclamation adjustment*	16,486	-	16,486
Depreciation**	(7,403)	-	(7,403)
Total	40,943,889	27,335,844	68,279,733
Advance minimum royalty (Note 14)	97,450	25,000	122,450
Balance at December 31, 2023	41,041,339	27,360,844	68,402,183
Land acquisitions/option payments	15,000	125,000	140,000
Rich Gulch acquisition	2,100,000	-	2,100,000
Sale of NSR Royalty (Note 14)	(9,750,000)	-	(9,750,000)
Millennial acquisition (Note 10)	-	18,821	18,821
Legal & professional fees	348,806	36,318	385,124
Reclamation adjustment*	(1,846,428)	-	(1,846,428)
Depreciation**	(1,846)	-	(1,846)
Total	31,906,871	27,540,983	59,447,854
Advance minimum royalty (Note 14)	47,350	-	47,350
Balance at March 31, 2024	$31,954,221	$27,540,983	$59,495,204

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 15.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $3,309,413 in exploration and evaluation activities during the three-month period ended March 31, 2024 (March 31, 2023 - $5,385,055). In the year ended December 31, 2023, the Company reclassified its site support costs to Exploration and Evaluation expenses. These costs include all the support staff (such as accounting team, site management, safety, equipment operators, etc) and project related G&A costs (such as fees on the surety bond, insurance, staff house, mobile equipment rental, equipment maintenance and repairs, Boise office, rental apartment, software, and other site G&A expenses).

Historically, the Company has classified those costs as "General & Administration" expenses in the consolidated statements of operations and comprehensive loss. The reclassification does not impact the operating loss, as the Company also expenses exploration and evaluation costs. Comparative numbers have been reclassified to conform with the current period reclassification.

Recognizing that site support costs are integral to the exploration and development project activities, management has carefully evaluated this alignment and concluded that classifying these expenses under Exploration and Evaluation Expenses offers a more accurate and transparent reflection of the nature of those costs. The site support expenses are now reported in the table below.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

The following tables outline the Company's exploration and evaluation expense summary for the three-month periods ended March 31, 2024 and 2023:

Exploration and Evaluation Expense Summary:

	Idaho Properties			Nevada & Arizona Properties
March 31, 2024	DeLamar Project	Other Idaho Deposits	Joint Expenses	Nevada North Project	Other Nevada & Arizona	Total
Exploration drilling - other drilling labour & related costs	1,649	-	-	-	-	1,649
Metallurgical drilling - other drilling	5,568	-	-	-	-	5,568
labour & related costs
Other exploration expenses*	157,135	-	-	83,119	13,342	253,596
Other development expenses**	460,789	-	-	69,334	-	530,123
Land***	103,037	22,602	36,888	16,066	5,321	183,914
Permitting	681,150	-	-	121,313	-	802,463
Metallurgical test work	69,424	-	-	1,100	-	70,524
Technical reports and engineering	821,310	-	-	-	-	821,310
External affairs / Community engagement	118,945	-	-	9,464	-	128,409
Site support expenses****	476,906	-	-	34,951	-	511,857
Total	$2,895,913	$22,602	$36,888	$335,347	$18,663	$3,309,413

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM, IDL and ASDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

	Idaho Properties

March 31, 2023	DeLamar Project	Other Idaho Deposits	Joint Expenses	Total
Contract exploration drilling	$1,486,745	$-	$-	$1,486,745
Contract condemnation drilling	123,034	-	-	123,034
Contract geotech drilling	231,340	-	-	231,340
Exploration drilling - other drilling labour & related costs	684,840	-	-	684,840
Condemnation drilling - other	41,260	-	-	41,260
drilling - labour & related costs
Other exploration expenses*	254,778	-	-	254,778
Other development expenses**	549,084	-	-	549,084
Land***	97,739	22,602	13,617	133,958
Permitting	927,960	-	-	927,960
Metallurgical test work	54,332	18,037	-	72,369
Technical reports and engineering	286,637	-	-	286,637
External affairs / Community engagement	85,593	-	-	85,593
Site support expenses****	507,457	-	-	507,457
Total	$5,330,799	$40,639	$13,617	$5,385,055

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

10. ACQUISITION OF MILLENNIAL PRECIOUS METALS CORP.

On February 26, 2023, the Company entered into a definitive plan of arrangement (the "Plan of Arrangement") with MPM pursuant to which Integra acquires all of the issued and outstanding common shares of MPM (the "Transaction"). Each MPM shareholder was entitled to receive 0.092 common share (post Consolidation) of Integra for each share of MPM held. Each stock option of MPM was exchanged in accordance with the Plan of Arrangement. The Transaction was approved by the securityholders of MPM on April 26, 2023 and closed on May 4, 2023. In connection with the Plan of Arrangement, the Company issued 16,872,050 common shares in exchange of MPM common shares, 764,704 stock options to replace MPM stock options and assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). Based on the closing share price of Integra on May 4, 2023, the fair value of the consideration, including transaction costs, was $23,996,732.

The transaction is accounted for as an asset acquisition and the allocation of the purchase price to the assets acquired and liabilities assumed is based on estimated fair values at the time of acquisition, following the requirements of IFRS 2.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

10. ACQUISITION OF MILLENNIAL PRECIOUS METALS CORP. (continued)

May 4, 2023 purchase price allocation ("PPA") to the estimated fair value of the assets and liabilities of MPM is as follows:

Purchase price:

May 4, 2023
Issuance of 16,872,050 shares of Integra to Millennial's shareholders	$22,697,554
Issuance of 764,704 options of Integra to Millennial's option holders	31,888
Fair value of Millennial warrants assumed by Integra	44,630
Transaction costs	1,222,660
$23,996,732

Fair value of assets and liabilities acquired:

Cash	$323,884
Receivables	103,234
Prepaids	19,278
Restricted cash	154,630
Security and reclamation deposits	45,395
Lease receivable	208,701
Right of use assets	377,071
Property, plant and equipment	264,375
Exploration and evaluation assets	24,484,463
Accounts payable and accrued liabilities	(1,328,458)
Lease liability	(542,293)
Provision for site reclamation and remediation	(113,548)
$23,996,732

Subsequent to the acquisition date, the exploration and evaluation assets balance was adjusted for some reversals and invoices related to the merger, received post-closing, and amounted to $24,542,651.

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors, Executive Chair, CEO, CFO, and enterprises that are controlled by these individuals.

As March 31, 2024, $238,256 (December 31, 2023 - $1,158,454) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of March 31, 2024 were $31,825 (December 31, 2023 - $20,643) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, Executive Chair, CEO, and CFO.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

Remuneration attributed to executives and directors for the three-month periods ended March 31, 2024 and 2023 were as follows:

	March 31, 2024	March 31, 2023
Short-term benefits*	$370,910	$443,389
Associate companies**	(11,344)	3,113
Stock-based compensation	257,474	194,439
Total	$617,040	$640,941

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Mostly rent expenses due from entities for which Integra’s executives or directors are executives or directors.

In the three-month period ended March 31, 2024, the Company issued 56,662 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors.

In the three-month period ended March 31, 2023, the Company issued 20,449 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter in which those DSUs were granted. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

12. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is 30 days.

The following is a breakdown of the trade and other payables:

As at	March 31, 2024	December 31, 2023
Total Accounts Payable	$2,134,449	$2,426,556
Accrued Liabilities	630,405	889,090
Total Trade and Other Payables	$2,764,854	$3,315,646

13. CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions. The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries at that time.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

13. CONVERTIBLE DEBT FACILITY (continued)

In connection with the closing of the Merger with Millennial, the original Convertible Facility was amended on May 4, 2023 to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Merger, are loan parties and provide guarantees and security for the obligations under the loan agreement. The amended agreement modified the conversion price on the initial advance from $2.25 (adjusted for the Consolidation) to $1.73 (adjusted for the Consolidation) and increased the coupon interest rate from 8.75% to 9.25% per annum on the loan outstanding. The interest continues to be accrued for the first twenty-four (24) months from the date of the original Loan Agreement, payable quarterly either in shares or in cash, at Integra's election.

Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares, at the Company's election.

The Company is required to pay standby fees at a rate of 2% per annum, calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date (quarterly) following the effective date commencing September 30, 2022. Those fees are deferred in full (and included in deferred transaction costs).

If for a period of 30 consecutive trading days, the Company's volume weighted average trading price ("VWAP") of the common shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the initial advance conversion price or the subsequent advance conversion price for any subsequent advance, the Company shall, provided no event of default occurred and be continuing, be entitled to have a one-time right to elect to cause the lender to convert up to 50% of the outstanding principal amount.

The Company may, at any time so long as an event of default has not occurred and it is continuing, make a prepayment of the outstanding advances, a make whole fee equal to the interest that would have accrued on such principal amount being prepaid from the date such advance was made up to the earlier of the date that is 30 months following the date of such advance and the maturity date then in effect at the rate of interest applicable thereto less the amount of interest paid to date on such outstanding principal amount being prepaid; if the prepayment of any advance occurs after the date that is 30 months following the date such advance, a prepayment fee equal to 2% of the principal amount of such advance being prepaid; and all of other outstanding obligations if the Convertible Facility is prepaid in full.

At any time prior to repayment of the outstanding principal amount, the lender is entitled to elect to convert all or any portion of the principal amount (together with all outstanding standby fees and interest) into such number of common shares in the capital of the Company at a conversion price of a) for the initial advance $1.73 (adjusted for Consolidation)  b)  for the subsequent advance conversion price (equal to the higher of i) closing price on the trading day immediately prior to the date of the advance or ii) a 20% premium on the 30-day VWAP immediately prior to the date of the advance).

    The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at March 31, 2024 and December 31, 2023 were as follows:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

13. CONVERTIBLE DEBT FACILITY (continued)

	March 31, 2024	December 31, 2023
Maturity date	August 4, 2025	August 4, 2025
Risk-free rate	5.30% - 4.79%	5.24% - 4.33%
Exchange rate (USD$ to CAD$)	1.3550	1.3226
Share price	$0.71	$1.05
Expected volatility	56.6%	61.3%
Dividend yield	%Nil	%Nil
Annual interest rate	9.25%	9.25%
Conversion price (per share)	$1.73425	$1.73425
Conversion price cap	$2.60138	$2.60138
Credit spread	10.76%	10.75%

A summary of the changes in the convertible facility for the three-month period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total convertible debt facility
Balance, December 31, 2022	$8,463,214	$1,585,000	$10,048,214
Transaction costs amortization	(95,313)		(95,313)
Interest expense accrual	974,534		974,534
Accretion	587,565		587,565
Change in PV of host liability*	97,732		97,732
Change in fair value of derivatives	-	(969,000)	(969,000)
Balance, December 31, 2023	10,027,732	616,000	10,643,732
Interest expense accrual	261,398		261,398
Accretion	173,224		173,224
Change in fair value of derivatives	-	(482,000)	(482,000)
Balance, March 31, 2024	$10,462,354	$134,000	$10,596,354

*Management analyzed the accounting treatment of the May 4, 2023 loan amendment completed in connection with the closing of the merger with Millennial in accordance to IFRS 9. Management concluded that the original terms and new terms of the convertible debt facility are not "substantially different" and therefore, the loan amendment would be accounted for as a modification and not as an extinguishment. The adjustments to the carrying amount of the financial liability due to the modification is recognized as "Change in fair value of host liability" on the consolidated statements of operations and comprehensive loss.

Upon the occurrence of an event of default which is continuing, all obligations shall at the option of the lender be accelerated and become immediately due and payable. As of March 31, 2024 the Company was in compliance with the covenants.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

14. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return ("NSR")

DeLamar Project: Most of the DeLamar deposit is subject to a 2.5% NSR payable to Triple Flag Precious Metals Corp ("Triple Flag"). The NSR will be reduced to 1.0% once Triple Flag has received a total cumulative royalty payment of C$10 million ($7.4 million). Other NSRs ranging from 2.0% to 5.0% are also payable to third-party landholders on certain claims.

Integra Resources Corp. entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"), pursuant to which Wheaton acquired a 1.5% net smelter returns royalty ("NSR Royalty") on metal production from all claims of the DeLamar Project (comprised of the DeLamar and Florida Mountain Deposits) for an aggregate cash purchase price of $9.75 million, to be paid in two installments.

The first installment of $4.875 million has been received by Integra on March 7, 2024 upon closing of the transaction. The second installment of $4.875 million is expected to be received by Integra four months from the date of the first installment.

Nevada North Project: A 0.5% NSR on production from the Wildcat property is payable to Franco-Nevada*. Other NSRs ranging from 0.4% to 1.0% are also payable to third-party landholders on certain claims. A 0.5% NSR on gold production from the Mountain View property is payable to Franco-Nevada*. Certain claims on the property are also subject to a 1.0% NSR to Franco-Nevada and a 1.5% NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

War Eagle Property:  a 1.0% net smelter royalty on future production from the deposit is payable to Gold Royalty Corp. and a 5.0% net smelter royalty payable to the State of Idaho on certain claims. A 2% NSR on production from the Chadwick leased patented claims, with an option to purchase 1% NSR royalty for the payment of $500,000 with credit from prior payments made to lessor.

Marr, Ocelot, Eden and Dune Properties: Franco-Nevada* also has a 2.0% NSR on production from the Marr, Ocelot, Eden and Dune properties. Integra shall have an option at any time to buy down one-half of each royalty, thereby reducing the royalty to a 1.0% NSR royalty per property, for $1,500,000 per property.

Red Canyon Property: The Red Canyon property is subject to a 2.0% NSR royalty to Red Canyon Corporation. A 0.5% NSR is also payable to a third-party landholder.

Cerro Colorado District: The Cerro Colorado property is subject to a 1.0% NSR to Tri Minerals Holding Corp. For a period of five (5) years from the date the option is exercised, and the royalty is granted, Integra shall have the option to buy back the royalty for a payment $1,500,000. The Company has until July 26, 2026 to exercise the option.

Blacksheep Property:  a 5.0% net smelter royalty payable to the State of Idaho on certain claims.

* Franco-Nevada Corporation ("Franco-Nevada") acquired these royalties from Waterton in June 2023.

In May 2023, Wheaton Precious Metals Corp. acquired from Integra a Right of First Refusal ("ROFR") on all future precious metals royalties, streams and pre-pays transactions on all properties owned by the Company as of May 4, 2023. The Company received compensation of $37,101 (C$50,000) in exchange for the ROFR. This has been recorded under the Statements of Operations and Comprehensive Loss as income from right of first refusal interest.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

14. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

Advance Minimum Royalties ("AMR")

The Company's AMR obligation totalled $122,450 for 2024 (December 31, 2023 - $122,450), of which $47,350 was paid in the current quarter.

Annual Claim Filings Fees

The Company's obligation related to the Idaho Department of Lands ("IDL") rent payments totalled $30,907 for 2024 (December 31, 2023 - $30,907), which was paid in full in the current quarter.

The Company's obligation related to the Arizona State Lands Dept ("ASLD") rent payments totalled $129,000 for 2024 (December 31, 2023 - $75,140).

The Company's obligation for BLM claim fees totalled $569,565 for 2024 (December 31, 2023 - $569,565).

Land Access Lease Payments

The Company's obligation related to land and road access lease payments totalled $290,943 for 2024 (December 31, 2023 - $284,744), of which $63,480 was paid in the current quarter.

15. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.

DeLamar Project

The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 75 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

The Company reviewed and revised some of its assumptions and estimates. The following table summarizes those estimates for March 31, 2024 and December 31, 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

DeLamar Project ARO	March 31, 2024	December 31, 2023
Discount Rate	4.34%	4.03%
Long Term Annual Inflation Rate	2.0%	2.0%
Undiscounted Estimated Future Costs	$104.2 mm	$104.2 mm

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 9).

Nevada North Project (Mountain View and Wildcat) and Red Canyon Property

The provision was calculated using a weighted average risk-free interest rate of 1.72% (December 31, 2023 - 1.72%) and a weighted average inflation rate of 2.5% (December 31, 2023 - 2.5%).

Summary of Obligations

The following table details the changes in the reclamation and remediation liability.

	DeLamar Project	Nevada North Project	Red Canyon Property	Total
Liability balance at December 31, 2022	$25,531,111	$-	$-	$25,531,111
New reclamation liability (Note 10)	-	87,266	26,282	113,548
Reclamation spending	(1,195,703))	-	-	(1,195,703)
Accretion expenses	1,022,592	3,418	1,029	1,027,039
Reclamation adjustment	16,486	-	-	16,486
Liability balance at December 31, 2023	25,374,486	90,684	27,311	25,492,481
Reclamation spending	(299,609)	-	-	(299,609)
Accretion expenses	255,279	390	118	255,787
Reclamation adjustment	(1,846,428)	-	-	(1,846,428)
Liability balance at March 31, 2024	$23,483,728	$91,074	$27,429	$23,602,231

	March 31, 2024	December 31, 2023
Current reclamation and remediation liability	$1,056,006	$1,056,006
Non-current reclamation and remediation liability	22,546,225	24,436,475
Total reclamation and remediation liability	$23,602,231	$25,492,481

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

Reclamation Deposits

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of March 31, 2024 amount to $4.5mm.

Reclamation and Remediation Bonds	March 31, 2024	December 31, 2023
Idaho Department of Lands*	3,431,978	3,431,978
Idaho Department of Environmental Quality*	100,000	100,000
Bureau of Land Management - Idaho State Office*	714,400	714,400
Bureau of Land Management - Nevada State Office*	250,000	250,000
Arizona State Land Department**	15,000	15,000
Total	$4,511,378	$4,511,378

      *Secured with surety bonds, which are subject to a 2.5% management fee. No cash collateral is required.

      **Secured with restricted cash.

16. SHARE CAPITAL

Share Capital

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, and deferred share units. As required by IFRS, all references to share capital, common shares outstanding and per share amounts in these unaudited interim condensed consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the Consolidation.

The Company is authorized to issue an unlimited number of common shares without par value.  As at March 31, 2024, the number of total issued and outstanding common shares was 88,458,702 (December 31, 2023 - 68,871,437).

Activities during the three-month period ended March 31, 2024

Equity Financings:

The Company completed on March 13, 2024 a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units at a price of C$0.90 (US$0.67) per unit for aggregate gross proceeds of C$15 (US$11) million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of C$1.20 (US$0.89) for a period of 36 months from the closing of the offering.

The Company paid $~0.6 million in brokers' fee and $~0.6 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Activities during the three-month period ended March 31, 2024 (continued)

Equity Incentives:

On January 5, 2024, the Company approved a cash redemption of 7,775 vested RSUs, and as a result, no shares have been issued related to this transaction.

On January 10, 2024, the Company issued 15,746 shares as a result of vesting RSUs (32,458 units vested of which 19,958 units were redeemed/settled).

Property Acquisition:

Integra completed on March 8, 2024, the acquisition of seventeen patented claims in the Rich Gulch area of the DeLamar Project. Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for $2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company. The shares issued are subject to trading restrictions.

Activities during the year ended December 31, 2023

Millennial Acquisition:

The Company acquired all outstanding shares of Millennial on May 4, 2023. In aggregate, 16,872,050 Integra shares were issued to former Millennial shareholders as consideration for their Millennial shares, at a price of $1.35 for a total of $22,697,554 included in the PPA (see Note 10).

Equity Financings:

In connection with the closing of the acquisition of Millennial, 20,000,000 subscription receipts of Integra issued on March 16, 2023 at a price of C$1.75 per subscription receipt were converted into one Integra share for no additional consideration.  The gross proceeds amounted to $25.8 million (C$35 million). The Company paid $~1 million in brokers' fee and $~$0.5 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

Equity Incentives:

In April 2023, the Company approved a cash redemption of 938 vested RSUs, and as a result, no shares have been issued related to this transaction.

In December 2023, the Company issued 93,911 shares as a result of vesting RSUs.

In December 2023, the Company approved cash redemption of 24,935 vested RSUs, and as a result, no shares have been issued for these RSUs.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases.  As at March 31, 2024, the Company had 3,700,241 (December 31, 2023 - 1,689,467) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's issued and outstanding shares from time to time.

Stock Options

A summary of the changes in stock options for the three-month period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

	Options	March 31, 2024 Weighted Average Exercise Price	Options	December 31, 2023 Weighted Average Exercise Price
Outstanding at the beginning of period	3,300,083	$3.06	1,478,773	$5.35
Granted	-	-	2,559,979	1.98
Expired	(52,800)	4.52	(738,669)	3.90

Outstanding at the end of period	3,247,283	$3.04	3,300,083	$3.06

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes outstanding stock options as March 31, 2024:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	40,000		$6.18	40,000	September 16, 2024
	527,427		$5.46	527,427	December 17, 2024
	32,000		$3.49	32,000	March 16, 2025
	16,000		$8.33	16,000	October 5, 2025
	114,273		$9.26	114,273	December 15, 2025
	40,000		$8.45	40,000	February 24, 2026
	156,604		$5.10	122,004	December 16, 2026
	30,100		$1.59	10,033	December 15, 2027
	191,904		$1.63	85,973	January 10, 2028
	22,080		$5.29	22,080	May 4, 2024*
	18,400		$4.00	9,200	May 4, 2024*
	239,844		$4.00	119,922	May 28, 2026
	13,800		$4.16	13,800	April 5, 2027
	36,800		$5.29	36,800	January 5, 2027
	164,680		$5.29	164,680	January 5, 2027
	1,603,371		$1.04	73,570	December 20, 2028
Total	3,247,283	3.29	$3.04	1,427,762

      *Those stock options expired subsequent to the quarter end.

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the three-month periods ended March 31, 2024 and 2023 is set out below:

	March 31, 2024	March 31, 2023
Balance at beginning of period	$6,187,868	$5,902,436
Share-based payments - options	115,534	70,393
Balance at the end of period	$6,303,402	$5,972,829

On December 20, 2023, the Company granted 1,603,371 stock options to its directors, officers, employees and contractors at an exercise price of $1.04 per option, with the expiry date December 20, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $909,007, to be amortized over the options vesting period.

On May 4, 2023, the Company granted 764,704 replacement stock options to Millennial's employees and consultants (see Note 10), at the price range of $2.40 - $5.29. Of these replacement options, 207,000 expired on the following day and 62,100 expired on August 4, 2023. The share-based payment related to those replacement stock options was calculated as $31,888 and included in the PPA (see Note 10).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - stock options (continued)

On January 10, 2023, the Company granted 191,904 stock options to its directors and officers, at an exercise price of $1.63 per option, with the expiry date January 10, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $137,900, to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the three-month periods ended March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
Dividend rate	-	0%
Expected annualized volatility	-	58.01%
Risk free interest rate	-	3.35%
Expected life of options	-	3.5 yr
Weighted average of strike price of options granted	-	$0.65

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan is 1,200,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

A summary of the changes in restricted share units for the three-month period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

	Restricted share units	Weighted average grant date FV
Outstanding, December 31, 2022	292,046	$5.60
Vested - shares issued	(110,602)	$5.81
Vested - cash redemption (no shares issued)	(25,873)	$5.81
Forfeited/Expired	(48,474)	$2.57
Granted	1,058,022	$1.10
Outstanding, December 31, 2023	1,165,119	$1.35
Vested - shares issued	(32,458)	$1.89
Vested - cash redemption (no shares issued)	(7,775)	$1.89
Cancelled (unvested)	(28,177)	$1.52
Outstanding, March 31, 2024	1,109,209	$1.33

Outstanding balances include all vested RSUs for which settlement has been deferred.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the three-month periods ended March 31, 2024 and 2023 is set out below:

	March 31, 2024	March 31, 2023
Balance at beginning of period	$753,263	$898,463
Share-based payments - RSUs	213,197	147,680
Share-based payments - RSUs vested	(40,284)	-
Balance at the end of period	$926,176	$1,046,143

During the three-month period ended March 31, 2024 total of 40,233 RSUs vested (including 12,500 RSUs for which the settlement was deferred to future years) and 28,177 RSUs were canceled.

During the year ended December 31, 2023, a total of 131,541 RSUs vested (including 10,000 RSUs for which the settlement was deferred to future years) and 48,474 RSUs were canceled.

On December 20, 2023, the Company granted 941,898 RSUs to its officers and employees as a long-term incentives grant. The share-based payment related to these units was calculated as $970,044, to be amortized over the unit three-year vesting period.

On January 10, 2023, the Company granted 116,124 RSUs to its officers as a long-term incentives grant. The share-based payment related to these units was calculated as $188,884, to be amortized over the unit three-year vesting period.

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan is 1,200,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the three-month period ended March 31, 2024 and the year ended December 31, 2023 is as follows:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Deferred Share Units (continued)

	Deferred share units	Weighted average grant date FV	Vested	Not vested
Outstanding, December 31, 2022	194,610	$4.73	126,267	68,343
Granted	537,865	$1.15	-	537,865
Vested	-	$1.80	68,343	(68,343)
Outstanding, December 31, 2023	732,475	$2.05	194,610	537,865
Granted	56,662	$0.71	-	56,662
Vested	-	$1.58	119,449	(119,449)
Outstanding, March 31, 2024	789,137	$1.96	314,059	475,078

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the three-month periods ended March 31, 2024 and 2023 is set out below:

	March 31, 2024	March 31, 2023
Balance at beginning of period	$1,143,173	$838,869
Share-based payments - DSUs	115,019	69,867
Balance at the end of period	$1,258,192	$908,736

In the current three-month period ended March 31, 2024, the Company issued 56,662 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $40,334, to be amortized over 12 months.

In the year ended December 31, 2023, the Company issued 74,865 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The Company also granted 99,000 DSUs in January 2023 as a long-term incentives grant for the fiscal year 2022 and 364,000 DSUs in December 2023 as a long-term incentives grant for the fiscal year 2023. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $616,750, to be amortized over 12 months.

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the three-month periods ended March 31, 2024 and 2023 is set out below:

	March 31, 2024	March 31, 2023
Balance at beginning of period	$8,084,304	$7,639,768
Share-based payments - options	115,534	70,393
Share-based payments - RSUs	213,197	147,680
Share-based payments - DSUs	115,019	69,867
RSUs vested	(40,284)	-
Balance at the end of period	$8,487,770	$7,927,708

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Warrant reserve

The Company completed on March 13, 2024 a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. As a result, the Company issued 8,305,874 warrants related to this financing. Each warrant entitles the holder thereof to purchase one common share at an exercise price of C$1.20 (US$0.89) for a period of 36 months from the closing of the offering.

The Company assumed 21,903,504 warrants as a result of the Millennial acquisition (see Note 10). Each warrant can be exercised for 0.092 Integra shares. As a result, a maximum of 2,015,122 Integra shares would be issuable upon exercise of the warrants.

The following warrants were outstanding as at March 31, 2024:

Description	# of warrants	# of Integra Shares Issuable	Issue date	Expiry date	Exercise price
Integra (financing)	8,305,874	8,305,874	March 13, 2024	March 13, 2027	C$1.20
Millennial	20,092,415	1,848,502	June 16, 2022	June 16, 2024	C$1.38
Millennial	1,811,089	166,620	June 16, 2022	June 16, 2024	C$1.00
Total	30,209,378	10,320,996			C$1.30